#129


04024654

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Modelo

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34766 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 4/30/04


LEON
DESDE 1900

GENERATING **VALUE**


Victoria
CERVECERIA MODELO, S.A. DE C.V.


NEGRA MODELO CUANDO QUIERAS
LA CREMA DE LA CERVEZA

No lo lastimes,
su corazón
no es de piedra.

Corona Extra

...BASED ON OUR

STRONG SUPPORT




100% CHELA
TODO CON MEDIDA 370101600 www. gmodelo.com
ORONA DE BARRIL
O RETORNABLE
¡ Llévala pacífico !
GRUPO MODELO S.A. DE C.V. -MEXICO-
Corona Extra
TODO CON MEDIDA 3710101583 www. gmodelo.co
Un rugido
Corona Extra
Calidad no tiene fronteras
Cerveza LEON EL REY
ESTRELLA
La Buena Estrella ¡Aquí está!
DISFRUTALA CON MEDIDA
Victoria
Por su color la quisieran en todo el mundo.
La Victoria de México.

Company **Profile**

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 63.1% of the total (domestic and export) market share, as of December 31st, 2003. It has seven brewing plants in the country, with a total annual installed capacity of 51.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Content

1 Financial Highlights
2 Letter to the Shareholders
6 Grupo Modelo
8 Optimization of Assets
10 Focus on Core Operations
14 International Expansion
18 Technology Platforms
22 Social Responsibility
23 Board of Directors
24 Principal Officers
25 Audit Committee Report
26 Financial Summaries
30 Management's Discussion & Analysis
33 Financial Information
52 Glossary


GRUPO MODELO S.A. DE C.V. MEXICO


DIMO, S.A. DE C.V.

BREWERIES

- Cía. Cervecera de Zacatecas
- Cervecería Modelo
- Cía. Cervecera del Trópico
- Cervecería Modelo de Guadalajara
- Cervecería Modelo del Noroeste
- Cervecería Modelo de Torreón
- Cervecería del Pacífico

SERVICE

Domestic
Support the Operations Area
International
Spain
SEGINSA
Engineering
United States
GModelo Agriculture
Malting Facility
ICE (Associate)
Hop's extraction

DOMESTIC

Agencies and Sub-Agencies

EXPORTS

Procermex
Canacermex
Eurocermex
Iberocermex
Asiacermex
Latincermex

Mission Statement

Produce, distribute and sell quality beer:

With excellent service.
At a competitive price.
Optimizing resources.
Surpassing customer expectations.

With the collaboration of employees, suppliers and distributors, contributing to their economic, cultural and social development.

Improving the profitability of the business.
Protecting the natural resources and,
Cooperating with the progress of the community and the country.

Financial Highlights

Grupo Modelo, S.A. de C.V. and Subsidiaries

Figures in millions of constant Mexican pesos as of December 31, 2003 except sales of beer, per share data and employees.

YEAR ENDED DECEMBER	**2003**	2002	Change %
Sales of Beer - Million hectoliters -			
Domestic Market	**30.10**	28.86	4.3%
Export Market	**11.82**	11.12	6.4%
Total Market	**41.92**	39.98	4.9%
Net Sales	**40,454**	38,490	5.1%
Operating Income	**10,866**	9,800	10.9%
EBITDA	**12,474**	11,366	9.7%
Net Majority Income	**4,817**	4,394	9.6%
Funds Provided by Operating Activities	**7,454**	7,049	5.7%
Capital Expenditures	**2,939**	2,994	-1.8%
Depreciation and Amortization	**1,950**	1,877	3.9%
Financial Situation as of December 2003			
Total Assets	**64,055**	60,441	6.0%
Total Liabilities	**11,812**	11,506	2.7%
Majority Stockholders' Equity	**39,712**	37,018	7.3%
Outstanding Shares at year end (Millions)			
Common Shares	**3,252**	3,252	0.0%
Book Value per Share	**12.21**	11.38	7.3%
Earnings per Share	**1.48**	1.35	9.6%
Dividend per Common Share	**0.55**	0.36	52.8%
Closing Stock Price	**26.97**	25.36	6.4%
Return on Equity	**12.13%**	11.87%	
Number of Employees and Workers	**47,593**	48,474	-1.8%




Antonino Fernández
Carlos Fernández

Letter to Shareholders

Dear Shareholders:

On behalf of the Board of Directors, we are very pleased to present the results of the 2003 fiscal year to you

Grupo Modelo took advantage of the opportunities presented during the year to obtain positive results and to consolidate the basis for sustained growth, which we must strengthen as part of our commitment to our customers, shareholders, suppliers and employees. We achieved increases in sales and profitability and strengthened our financial position even though we decided to keep our prices unchanged. The improvement in our margins translated into solid generation of cash flow throughout the year.

The outstanding performance of our operations and marketing allowed us to increase the presence of Modelo products in the markets we serve. For years, we have worked not only to maintain our dominant position in the Mexican beer market, but also to position our brands and our prestige as one of the brewers with the highest quality beer worldwide. This year, as a result of our various efforts associated with the expansion of our international presence, we can say that we are a stronger Group with greater global presence.

To be a Company focused on the creation of value requires specific actions, such as investing in leading-edge technology, assuring the use of inputs of the highest quality, and efficient and effective performance, among others.

The net sales trend continued growing, supported by noteworthy performance in domestic and export markets.


(Millions of constant Mexican pesos as of December 31, 2003)
2003
73.3%
26.7%
$ 40,454
2002
75.7%
24.3%
$ 38,490
2001
77.4%
22.6%
$ 36,177
2000
76.0%
24.0%
$ 34,444
1999
75.9%
24.1%
$ 31,452
Domestic
Export
Total

Our achievements have been the result of the effective implementation of strategies that have boosted growth, profitability and the creation of shareholders' value.

We are proud to have met these goals oriented to strengthen our company, despite the fact that over the last two years the global economy has not been very favorable, resulting in lower demand for products in general, and the fact that worldwide investment flows were affected by the armed conflict.

Despite the circumstances, markets in which we are present responded in an outstanding manner. Our net sales reached 40,454 million pesos, an increase of 5.1% compared to 2002. Sales volume was 41.9 million hectoliters, an increase of 4.9% during the same period.

In the domestic market there was an increase of 4.3% in volume, which allowed Grupo Modelo to continue as the leader of the Mexican beer market, ending the year with a market share of 57.1%, or an increase of 23 basis points compared to the prior year.

Export volume grew by 6.4%, a highly satisfactory result supported by the quality of our products and marketing strategies focused on consolidating the recognition of our brand portfolio. Export sales represented 28.2% of the total volume mix.

Cervezas Internacionales, the exclusive distributor in Mexico of Budweiser, Bud Light and O'Doul's products brewed by Anheuser-Busch, achieved significant growth in volume of 25.2% compared to the prior year. These brands represent 31.6% of the imported beer segment in our country. Border cities in the north of the country and important tourist destinations continue to be the most significant consumption centers for this segment.

Operating profits of Grupo Modelo for 2003 were 10,866 million pesos, with a margin of 26.9%, while net majority profits were 4,817 million pesos, an increase of 9.6% with respect to the prior year.

We have responded to the challenges presented by the world economy over recent years, which has allowed us to have a stronger company, foreseeing opportunities for future growth with an optimum cost structure.

Our achievements have been the result of the effective implementation of strategies that have boosted growth, profitability and the creation of shareholders' value, including:

- Optimization of Assets
- Focus on Core Operations
- International Expansion
- Technology Platforms

It is important to emphasize the relevance and scope of each one of these items, which have served as the basis for the achievement of our results:

Optimization of Assets

The appropriate use of our assets through a continuing restructuring of operations has allowed us to establish an efficient structure of costs and expenses. At times when economic activity was growing less than desired, production operations were oriented towards processes that would result in reduction of costs and in service to the growing global customers. We decided to restructure distribution business units. Consistent with this strategy, we divested certain unrelated businesses. This will help us concentrate our efforts on our core business and will contribute to the creation of value.

Focus on Core Operations

Operating and capital efficiencies have favored the generation of cash flows to finance investment in assets that contribute to the creation of value. The development of technology will allow us to maintain our competitive advantages and growing payment of dividends. In this regard, our main improvements were in the management of working capital, specifically in the management of inventory. On the other hand, a significant portion of the investments were used in completing the Compañía Cervecera de Zacatecas project, which began operations in 1997 and represented a total investment of approximately 840 million dollars. With this investment, we have created the basis necessary to meet the growing demand for our products both in Mexico and in global markets.

International Expansion

The purpose of investing resources in projects outside of Mexico has been to strengthen our presence in global markets. During recent decades, Grupo Modelo has strengthened and expanded a broad and recognized presence in markets around the world. We have begun a process intended to operate productive assets outside of our country, which will allow us to be closer to our international markets and also help us achieve operating efficiencies. As an example of the foregoing, we began the construction of our malting facility in Idaho Falls, Idaho, and a strategic joint-venture association was concluded with John I. Hass to create a company that will assure the quality and quantity of hops. Another task focused on the globalization of Grupo Modelo was the quotation of our shares on Latibex, and through ADR's on the OTC markets in the United States. Combined with these achievements, our advertising efforts inside and outside Mexico have also resulted in great benefits for our brand portfolio, strengthening our image and market presence.

Technology Platforms

Having solutions and services that meet the needs of Grupo Modelo through technology platforms has resulted in our customers viewing Grupo Modelo as a business partner. As always, we are interested in maintaining the market's recognition of our quality in such a way that we go beyond the typical relationship between customer and supplier. An example of this is the use of technology, which has allowed us to be more efficient both in presale as well as in traditional sales.

Grupo Modelo has distinguished itself as a company that seeks to operate with the highest standards of corporate governance, and one which continues to work each day to maintain the confidence of its shareholders, business partners, customers and employees in every area in which we have a presence. The code of ethics developed by the Company has provided working committees that oversee behavior in every business unit, and thus, throughout the organization.

The Company is firm in its position regarding the training of its personnel, and we consider it to be an essential element for maintaining the quality of its products and services, and for low turnover. During the year an average of more than 27 hours of training was given per person—a significant figure for a company that employs more than 47,000 people.

Filantropía Modelo continues with its programs assisting disadvantaged social groups. During the year, activities were undertaken through these programs that provided equipment to educational institutions, promoted the protection of the environment, and gave access to health, social and cultural services.

Dear shareholders, to create a company of global quality it is necessary to undertake and engender efforts such as these. But these would not have occurred without the support of all of you. Also, we have been able to stand out in a globalized world, as demanded in these times, thanks to the commitment and loyalty of our personnel, and as such we are pleased to offer you our recognition and admiration.

Our goal is to continue offering products of the highest quality and service in order to continue creating value.

Sincerely,

Antonino Fernández
Chairman of the Board
of Directors

Carlos Fernández
Chief Executive Officer

Mexico City, April 2004

During 2003 the Company focused on consolidating its global presence generating value. Recognizing the quality of the Modelo products is as a result of many years of sustained work, as well as maintaining a clear focus on customers and markets. Various actions began some years ago and bore fruit through implementation of the following:


Corona Extra
OF ASSETS
FOCUS ON CORE OPERATIONS
GRUPO MODELO S.A. DE C.V. -MEXICO-
Intermec
INTERNATIONAL EXPANSION
TECHNOLOGY PLATFORMS



(Million Hectoliters)
2003 71.8% 28.2% 41.92
2002 72.2% 27.8% 39.98
2001 74.0% 26.0% 38.58
2000 76.6% 23.4% 36.40
1999 77.9% 22.1% 34.11
Domestic
Export
Total



Optimization of Assets

To maintain competitive advantages, Grupo Modelo has implemented several actions to manage assets efficiently and consequently, achieve reductions in costs

+ distribution

The restructure of distribution business units and the divestiture of certain operations of non-core businesses enhanced the creation of value.



Product handling and transportation have been modified to achieve significant savings in labor, packaging and transportation costs.




Calidad


vehicles

Various innovations in the procurement, brewing, and distribution activities **have increased productivity** and assured customer satisfaction.



Grupo Modelo's distribution systems are intended to provide distributors and customers with products when are needed, optimizing resources of those who prefer Modelo products.



Over the past five years, capital investments of more than 16,000 million pesos have been made in highly profitable projects.



The objective is and has been to guarantee, on a sustained basis, delivering products and services of the highest quality, an aspect that has characterized Grupo Modelo among its customers. And at the same time to achieve operating efficiencies that have a significant impact on reducing costs.

As a part of the restructuring of distribution operations, operating expenses have been reduced by the consolidation of some distribution centers.

In an effort that began several years ago, the Company decided to focus its resources on the core business, which is the production and sale of beer. This is why, for example, sport teams have been sold.

The result of these and other efforts related to the most efficient management of assets assures the shareholders that Grupo Modelo operates with the goal of achieving profitable operations.



(Millions of constant Mexican pesos as of December 31, 2003)

2003	**2,939**	**1,950**
2002	2,993	1,878
2001	3,409	1,804
2000	3,917	1,643
1999	3,466	1,568

Investment per each peso of depreciation: 1999 $2.21 I 2000 $2.38 I 2001 $1.89 I 2002 $1.59 I 2003 $1.51





2003 63.1%
2002 62.7%
1997 57.9%
1992 52.0%
1982 41.9%

Focus on Core Operations

ISO-9000 version 2000 certification has been maintained for all of the breweries. This provides a guaranteed quality control system that guides the productive processes not only in terms of product quality, but also the achievement of operating efficiencies

productivity

Over the years, Grupo Modelo has focused on the details of its plant operations, always considering the clients needs

The higher operating productivity of the Company contributed **to the 55.3% increase** in dividends paid in 2003.






Corona

The special care taken in production, based on quality certifications, has guaranteed the generation of cash flows that allow Grupo Modelo to continue financing expansion programs through its own resources


costs



(Thousands of Cases)					
BRAND	**2001**	**2002**	**2003E**	**%Change 03/02**	**Mkt Share**
1. Corona Extra	**84,130**	**90,035**	**94,728**	**5.2%**	**29.8%**
2. Heineken	56,710	60,365	61,000	1.1%	19.2%
3. Labatt Blue	15,270	15,705	16,019	2.0%	5.0%
4. Tecate	12,015	13,145	13,670	4.0%	4.3%
5. Amstel Light	8,530	9,760	10,540	8.0%	3.3%
6. Guiness	10,690	10,705	10,380	-3.0%	3.3%
7. Modelo Especial	**6,655**	**7,760**	**9,271**	**19.5%**	**2.9%**
8. Foster's	9,270	9,270	8,900	-4.0%	2.8%
9. Corona Light	**5,825**	**6,980**	**8,138**	**16.6%**	**2.6%**
10.Beck's	8,335	8,165	7,900	-3.2%	2.5%
Total Top 10	**217,430**	**231,890**	**240,546**	**6.7%**	**75.8%**

Source: Impact Databank **E:** Estimate


Corona.
Extra
TODO CON MEDIDA
3710101587
www.gmodelo.com.

Grupo Modelo is the only brewing company with three brands among the top 10 imported beers in the U.S. market.

Grupo Modelo increased its leadership reaching a total market share of 63.1%.

New opportunities were identified, and these have been the basis for the continuing generation of cash flow to support the pace of investment in essential assets.

As a part of these new measures, operations began in the new warehouse located in Salamanca, Guanajuato, which has an annual capacity of 120,000 tons of barley, and thus providing a greater efficiency in the management of this grain in addition to guaranteeing the quality of the raw material.

Furthermore, greater efficiency was achieved in production, manufacturing and packaging, resulting in greater productivity and profitability in the breweries.

The Zacatecas brewery successfully concluded the expansion that allows it to achieve a total installed capacity of 20 million hectoliters per annum, and positions it to meet the expected product demand in future years.

In an environment where the national economy was not very positive, demand for Modelo products remained solid in the domestic market, which reached 30.1 million hectoliters. This increase in the domestic sales volume for the year, was greater than that achieved by the domestic beer industry. This confirms the preference consumers have for Grupo Modelo brands, and it



[illegible] improved their
efficiency as a result of efforts to
[illegible] Company's
productive operations.


1.0%
3.2%
0.6%
7.6%
13.0%
57.6%
17.0%
Corona
Modelo Especial
Victoria
Pacifico
Estrella
Negra Modelo
Yucatecas

With the conclusion of Zacatecas project, Grupo Modelo's annual installed capacity reached 51 million hectoliters.

As a part of promotion strategies, constant activity has been maintained in sponsorship of sport events. This promotes participation of young people in sports competitions.


FUTBOL DE VERDAD
C•O•P•A
CORONA
UNIVERSITARIA DE FUTBOL

maintains the leadership with a total market share of 63.1%.

Investments in advertising and media were carried out more efficiently. The Company participated actively in the sponsorship of events such as the Pacific Marathon, the University Soccer Cup, Corona Competition Team (Cart Series), Rally Corona in Leon, Guanajuato, the Mexican Tennis Open, and the Mexican Golf Open, among others. These are not only forums for promoting and marketing the Modelo's products and brands, but they also promote the participation of young people in sports.

In addition, the efficient management of Grupo Modelo finances through investments from cash flow generated from its own operations allowed the Company to maintain its financial strength with no long-term debt. Likewise, this year the operating margin reached 26.9%, an increase of 140 basis points compared to the prior year, representing a record margin in the history of Grupo Modelo for a fiscal year period.

As a result, a healthy dividend policy has been maintained, since the amount declared for this purpose in April, 2003, was 55.3% higher than in 2002.





International Expansion

In the case of Grupo Modelo, the process of globalization began in the early 1980's when efforts to cross national borders began with the first export sales

Constant investments in high tech equipment have been a key factor to keep Modelo's profitability among the highest in beer industry worldwide.





Grupo Modelo has worked to consolidate strategic alliances with internationally renowned suppliers.

Origin:
1. Spain
2. Italy
3. Germany




risk

The implementation of best practices and **benchmarking to global companies,** allow Grupo Modelo **to maintain its competitive advantages.**

Corona Extra continues to see an increasing demand in Mexico and abroad. It ranks fourth among the world's top selling beer brands.

Beer Brands (Millions of Barrels - Shipments)

BRANDS	BREWER	2001	2002	%
1. Budweiser	Anheuser-Busch,Inc	39.0	38.4	-1.5%
2. Bud Light	Anheuser-Busch,Inc	35.1	37.8	7.7%
3. Skol	AmBev	26.3	27.0	2.7%
4. Corona	**Grupo Modelo**	**21.8**	**22.8**	**4.6%**
5. Heineken	Heineken NV	19.1	19.5	2.1%
Total Top 5		**141.3**	**145.4**	**2.9%**
6. Asahi Super Dry	Asahi Breweries, Ltd.	19.0	17.4	-8.4%
7. Coors Light	Coors Brewing Co.	16.9	17.0	0.6%
8. Miller Lite	SABMiller	16.0	15.7	-1.9%
9. Brahma Chopp	AmBev	14.2	13.0	-8.5%
10.Polar	Cervecería Polar CA	12.6	12.3	-2.4
Total Top 10		**220.0**	**220.8**	**0.4%**

Source: Impact Databank

Export volumes for 2003 reached 11.8 million hectoliters which represented 28.2% of the total mix.



Thereafter, the process has not slowed and in 2003 the Company was able to consolidate many initiatives to further strengthen its global presence.

One important development was a joint venture reached with John I. Haas, the leading company in the extraction of hops. The partnership formed a company called ICE, located in Yakima, Washington (U.S.A.), and of which Modelo owns a minority interest. In this venture, Grupo Modelo is able to guarantee the supply of hops with the highest quality. Also, Modelo began the construction of its first malting facility outside Mexico. This plant, located in Idaho Falls, Idaho, will have a production capacity of 100,000 tons per year and is set to begin operations in 2005.

Grupo Modelo has been able to establish long-term strategic alliances with internationally recognized suppliers who are specialized in machinery and equipment. These alliances not only supply equipment with state-of-the-art technology, but also provide technical capabilities and human resource training. Seeger Industrial, with headquarters in Spain, provides specialized machinery and equipment for companies that require production and transportation of grain such as barley, among others. Inamex de Cerveza y Malta, through its alliances and technical capacity, develops and installs equipment with the most advanced technology in all of Grupo Modelo's breweries.

In addition, Grupo Modelo continued with the training of brewing masters in institutes

Grupo Modelo's shares started quoting in Latibex on November 13, 2003.




MEXICO

The global brand recognition is as a result of being oriented to quality product, offering high-value services and maintaining close relationship with distributors and customers.

and universities that have the best credentials in the brewing discipline. The Company has qualified personnel, with a broad vision and knowledge of new technologies.

As a result of the effort of importers and distributors in more than 150 countries where Grupo Modelo has a presence, and through the six representative offices worldwide, Modelo has been able to coordinate efforts, protect the image and brands of the Company abroad, and maintain the growth of export sales, which reached 11.8 million hectoliters. This was an increase of 6.4% over the prior year.

Sales and marketing efforts have been multiplied in European and Asian countries, through which it was possible to increase market share in the imported beer segment. In fact, Corona Extra was the leader among non-European beers imported into the European Union.

Advertising campaigns have been developed in several countries to support the sales and marketing of Grupo Modelo's brands abroad, and to assure that the products maintain their image of quality and excellence.

This year Grupo Modelo, through Cebadas y Maltas, was granted with the Asia-Pacific Quality Award in a contest in which more than 100 global companies competed.

Finally, with its quoting on Labitex, Modelo implemented its plan to offer Series "C" shares internationally. This is the only European investment channel for Latin American shares to quote in euros. Grupo Modelo shares are also offered through Level I ADRs in the United States since February, 2004.


MÉXICO EN EL MUNDO
Corona Extra
TODO CON MEDIDA
MÉXICO EN EL MUNDO
www.corona.com.mx
MÉXICO EN EL MUNDO
Corona Extra
TODO CON MEDIDA
MÉXICO EN EL MUNDO
Corona Extra

Creativity in Grupo Modelo's advertising campaigns is a basic task to consolidate its position in global markets. It also is a tool to support product sales.



[illegible]



Technology Platforms

Without question, the Modelo's products were complemented by the delivery of value-added solutions and services to customers and distributors

technology

Information technology is an essential element supporting Modelo's operations based on efficient information and communications infrastructure.

The organization's operating and management efficiency is based on **multiple applications** used within Grupo Modelo, both nationally and internationally.


inventory




Victoria


Extra



Using state of the art technology has allowed Grupo Modelo to enhance the benefits of its hybrid sales strategy

technology

Information technology is an essential element supporting Modelo's operations based on efficient information and communications infrastructure.

The organization's operating and management efficiency is based on **multiple applications** used within Grupo Modelo, both nationally and internationally.


inventory




Victoria


Extra

Using state of the art technology has allowed Grupo Modelo to enhance the benefits of its hybrid sales strategy.

Better inventory control, appropriate management of orders and a careful product display system, are part of the support for improving sales and profits provided to those who work with Grupo Modelo.


Corona
Extra
Corona
Extra
Victoria
Victoria
Modelo
NEGRA MODELO
NEGRA MODELO

For example, the sales force has been equipped with modern hand-helds which have improved sales and facilitated the process of planning product demand, based on historical data and market trends. This in turn, allowed customers and distributors to plan efficiently their orders and manage inventory.

The "Competitive Management Model" program has been introduced in all business units, resulting in better knowledge of customers, suppliers and processes in general, and has thus optimized the overall operations of the Company.

Modelo has also provided better solutions for convenience stores. By employing technology, Grupo Modelo was able to help convenience stores determine the right product mix to display, and to help them manage the tasks associated with

The use of hand-helds by the sales force allowed customers and distributors to plan efficiently their orders and control inventory.



Quality control processes for all Modelo products are performed by highly-trained technicians in laboratories equipped with state-of-the-art technology.





Use of specialized equipment for efficient control of operations guarantees appropriate implementation of procedures and timely detection and correction of abnormalities.

The "Competitive Management Model" program optimized the overall operations of the Company.

purchasing and inventory control. This kind of solution has allowed for an increase in the operating efficiency of the Extra stores which achieved a growth of nearly 100% in the number of stores during 2003. Total same store sales increased by more than 20% during the year.

Through these and other actions, Grupo Modelo delivered effective service to all business areas, serving a wide variety of companies with particular businesses needs. The goals of contributing proactively to management and operating efficiencies were achieved, as well as providing innovative solutions for customers and distributors, making Grupo Modelo much more than a producer and supplier of high-quality products.

Social Responsibility

The ongoing and accomplished goals, highlighted in the other sections, would not be fulfilled without Grupo Modelo's social responsibilities



The implementation of the "For a Model School" program, activities oriented to protect the environment as well as the institutional campaigns to promote responsible consumption, are clear examples of Grupo Modelo's efforts in the communities where is present.

	Total Employees & Workers
2003	**47,593**
2002	48,474
2001	48,445
2000	46,890
1999	44,040

In the environmental area, all production facilities have ISO 14001 certifications, which assure compliance with guidelines established to preserve the environment. As an example of Grupo Modelo's commitment to this issue, in 2003 Compañía Cervecera del Trópico was granted with the Ecological Merit Award in the company category, from the Bureau of the Environment and Natural Resources.

The environmental management system is a structured process of the Company's own design that allows orderly identification, and if necessary the corrective measures, of all activities that have direct interaction with the environment and which could have environmental impact.

Several years ago, to assist communities and public institutions, Grupo Modelo developed the "For a Model School" project. Under this program, assistance has been provided to help with the renovation, development, and maintenance of educational institutions that are limited in their resources. Likewise, ecology courses are provided to teachers and students who thereafter put some of their knowledge acquired into practice through activities such as separating trash, which is delivered to Modelo facilities in exchange for equipment and materials used in the learning process. With this kind of support program, equipment is not only supplied to participating institutions, but also there is a contribution to the creation of a better ecological consciousness among the members of various communities.

A significant effort has been made in institutional campaigns through various media to promote responsible consumption. This initiative, in which renowned Mexican sports personalities participate, makes the general public aware that consumption of our products must be responsible and moderate.

As part of the convictions of the Company's Management, integrity and ethics in all activities are needed to the confidence placed in Grupo Modelo by not only its customers and suppliers, but also by its shareholders, employees and other authorities. As a result, efforts were made in programs to distribute tools and programs created by SECODAM, enhancing them with Modelo's policies.

Ethics committees within the Company are responsible for supervising the proper behavior of all employees, managers, and other individuals associated with the operations.

Board of Directors

CHAIRMAN

Antonino Fernández Rodríguez

DIRECTORS

Antonino Fernández Rodríguez (1,2)
Juan Sánchez-Navarro y Peón (1)
Valentín Díez Morodo (1,2)
Carlos Fernández González (1)
Ma. Asunción Aramburuzabala Larregui (1,2)
Emilio Carrillo Gamboa (3)
Alfonso Gallardo Kuri (3)
Luis Javier González Cimadevilla (1)
Pablo González Díez (1,2)
Roberto Hernández Ramírez (1)
August A. Busch III (1)
Thomas Heather R. (3)
James Jones (3)
Stephen K. Lambright (1)
Rogelio Ramírez de la O. (3)
Ann Richards (3)
Thomas W. Santel (1)
Pedro Soares (1)
Alejandro Strauch (1)

ALTERNATE DIRECTORS

Luis Manuel Sánchez Carlos
Mario Álvarez Yates
Miguel Ángel Domínguez Morales
Laurentino García González
Lucrecia Aramburuzabala Larregui
Luis Gerardo Sordo Sordo
Alfonso Cervantes Riba
Luis Miguel Álvarez Pérez
Cesáreo González Díez
Joaquín Sordo Barba
Randolph Baker
Mark Bobak
August A. Busch IV
Stephen J. Burrows
Juan Cintron Patterson
William J. Kimmins
John F. Kelly
John Purnell
Patrick Stokes

SECRETARY

Jorge Siegrist Prado

STATUTORY EXAMINERS

Miguel Ortiz Aguilar
Alberto Tiburcio Celorio

ALTERNATE SECRETARY

Juan Sánchez-Navarro Redo

ALTERNATE STATUTORY EXAMINERS

Rafael Maya Urosa
Agustín Aguilar Laurents

1.Related
2.Proprietary
3.Independent

Executive Officers

Antonino Fernández Rodríguez
CHAIRMAN OF THE BOARD OF DIRECTORS

Carlos Fernández González
CHIEF EXECUTIVE OFFICER

Valentín Díez Morodo
VICE-PRESIDENT DOMESTIC AND EXPORT SALES

Ernesto Alcalde y Rodríguez
VICE-PRESIDENT CHIEF FINANCIAL OFFICER

Raúl Gil Loredo
VICE-PRESIDENT TECHNOLOGY

Jorge Siegrist Prado
VICE-PRESIDENT GENERAL COUNSEL

Alfredo García Hernández
VICE-PRESIDENT PLANNING AND STRATEGIC DEVELOPMENT

René Saracho Villegas
VICE-PRESIDENT PROCUREMENT AND ADVERTISING

Report of Audit Committee to the Board of Directors of Grupo Modelo, S.A. de C.V.

Mexico, D.F., April 19, 2004

Because this is the last meeting of the Board of Directors that will take place prior to the Ordinary General Shareholders Meeting, and in fulfillment of Article 14 - Bis 3, fraction V, item a) of the Securities Market Law, we present this report to you, so that in accordance with the applicable legal provisions it may be presented to the Ordinary General Shareholders Meeting.

Since the last annual report of the Audit Committee, it has held five meetings attended by all members of the Committee, the Company's Statutory Auditors, representatives of the External Auditors firm, the CEO and the Finance and General Counsel Vice-Presidents of Grupo Modelo, S.A. de C.V. as well as Mr. Thomas W. Santel.

The principal matters that were analyzed and resolved in those meetings are the following:

1. The Company's principal accounting policies were reviewed, analyzed and approved, on the basis of information received. It is noted that during the period the Company's accounting policies were not changed.
2. The Committee also reviewed and approved information regarding the Company's internal audit systems, the main characteristics of evaluations and reports, the review program to be undertaken during the period, and the progress and results thereof. During the various meetings information was also received from CEO regarding the progress and results of the internal audit program, which was satisfactorily completed.
3. During the year management conducted a program to make the Company's code of ethics and conduct known to all personnel, with the commitment to comply with it, establishing monitoring mechanism in this regard.
4. A report was received from the External Auditor regarding results of the external audit at December 31, 2003. It highlights the cooperation obtained from all the Company's areas in completing this task. The Committee took note of and congratulated Management and the External Auditors for their efforts, which made it possible for the audited financial statements to be issued on such a timely basis.
5. The report of the General Counsel was received. It shows the Company's compliance with its legal obligations during the 2003 period.
6. The audited consolidated financial statements at December 31, 2003, were also reviewed. The auditors issued their opinion with no comment or exception whatever. All information requested of the External Auditor was received.
7. The External Auditors' comment letter containing internal control recommendations for 2002 was reviewed. It was reported that all of these recommendations were followed during the 2003 period.
8. It was noted in the records that the next meeting of the Audit Committee will analyze the External Auditors' comment letter to be presented for the 2003 period. The purpose is to duly inform the Committee of these recommendations and the compliance program.
9. CEO advised the Committee of commercial transactions with related parties that occurred during the period. Based on information supplied by Management, they were approved because they were the most appropriate to the Company's interests.
10. Management provided information regarding the assignment to the External Auditors of additional work to the external audit. It consists of a survey regarding the risk control culture, compatible with work that can be undertaken without compromising the External Auditor's independence, and contemplated by current legal provisions. In its February 16, 2004 meeting, the Committee authorized it, subject to receiving an estimate of fees approved by Management, to be submitted for consideration by Audit Committee members. This was done on a date after that meeting and it was approved.
11. The Committee has been duly advised that the Extraordinary General Shareholders Meeting to be held on this date will adapt the bylaws of Grupo Modelo, S.A. de C.V. to the market and securities regulation issued by the authorities in March 19, 2003.
12. The Committee also was advised of the sale of two sports teams, consistent with the policy of divesting in non-related businesses.
13. Finally, the External Auditors confirm that they fulfill the independence requirements imposed on them by the Securities Market Law and the general provisions issued on March 19, 2003.

Sincerely,

EMILIO CARRILLO GAMBOA
CHAIRMAN OF THE COMMITTEE

JOAQUÍN SORDO BARBA

THOMAS HEATHER

Financial Summary Operations

SUMMARY OF CONSOLIDATED OPERATIONS	**2003**	2002	2001
Sales of Beer - million hectoliters -			
Domestic Market	**30.10**	28.86	28.59
Export Market	**11.82**	11.12	9.99
Total Market	**41.92**	39.98	38.58
Net Sales	**40,454**	38,490	36,177
Cost of Goods Sold	**17,898**	17,343	16,880
Gross Profit	**22,556**	21,147	19,297
Operating Expenses	**11,690**	11,347	10,666
Operating Income	**10,866**	9,800	8,631
Interest (Gained) Paid - Net -	**-668**	-699	-756
Monetary Loss	**452**	579	339
Integral Financing Cost	**-216**	-120	-417
Other (Income) Expenses - Net -	**-495**	288	-405
Profit Before Taxes and Legal Profit Sharing	**11,577**	9,632	9,453
Income Tax and Assets Tax Incurred	**4,154**	3,608	3,177
Diferred Income Tax	**102**	-701	8
Legal Profit Sharing	**986**	853	757
Profit after Taxes and Legal Profit Sharing	**6,335**	5,872	5,511
Equity in Income of Associates and non - consolidated Subsidiaries	**0**	0	-1
Profit before Minority Interest	**6,335**	5,872	5,510
Minority Interest	**-1,518**	-1,478	-1,528
Extraordinary Items	0	0	0
NET MAJORITY INCOME	**4,817**	4,394	3,982
PER SHARE DATA:			
Net Income per Share after Extraordianary Item	**1.48**	1.35	1.22
Cash Dividends Paid:			
Total Common Stock Dividend	**1,803**	1,663	441
Per Share	**0.55**	0.36	0.14
Total Preferred Stock Dividend	**0**	0	0
Per Share	**0.00**	0.00	0.00
Number of Outstanding Shares (Million)			
Common Shares	**3,252**	3,252	3,252
Preferred Shares	**0**	0	0

1- The number of outstanding shares was adjusted to reflect the two stock splits registered in August, 1995 and October, 1998, both of 4 for 1.
2- On December 31, 1996, PC shares were converted to B shares class II.
3- In December, 1998, an extraordinary dividend of $1,404, was paid and is included in the $1,799.
4- Since 2003, domestic and export sales volumes are reported as sales instead of shipments. For comparison reasons sales volumes are shown since 1997.
5- As of 2003, allowances were reclasified to the cost of goods sold from the net sales. As a result, gross income remains unchanged, while net revenues as well as the cost of goods sold reflect more clear numbers. For comparison reasons both figures have been modified from 1997 to 2002.

2000	1999	1998	1997	1996	1995	1994
27.85	26.56	25.57	24.96	23.66	22.22	23.14
8.55	7.55	6.46	4.99	3.72	2.89	2.08
36.40	34.11	32.03	29.95	27.38	25.11	25.22
34,444	31,452	29,650	26,490	23,196	23,778	23,766
15,804	15,105	14,539	13,401	11,759	11,905	10,239
18,640	16,346	15,111	13,088	11,437	11,873	13,527
9,896	8,901	8,402	7,243	6,738	7,280	8,935
8,744	7,445	6,709	5,845	4,699	4,593	4,592
-970	-992	-1,756	-1,090	-1,624	-3,013	-1,157
619	523	1,013	777	1,110	2,382	418
-351	-468	-742	-312	-514	-631	-738
-308	-293	-315	-401	-385	-339	-296
9,403	8,206	7,767	6,559	5,598	5,563	5,627
3,053	2,631	2,001	1,262	944	1,842	1,884
212	-92	447	736	735	-12	-4
759	640	646	616	562	651	576
5,380	5,026	4,672	3,945	3,357	3,083	3,170
-4	-1	-1	-1	-3	-2	-38
5,376	5,025	4,671	3,944	3,354	3,081	3,132
-1,634	-1,542	-1,482	-1,240	-999	-1,023	-954
0	109	103	92	52	0	55
3,742	3,592	3,292	2,796	2,407	2,058	2,234
1.15	1.10	1.01	0.86	0.74	0.63	0.69
839	60	1,799	338	277	277	205
0.26	0.02	0.55	0.12	0.09	0.09	0.07
0	0	0	194	234	258	91
0.00	0.00	0.00	0.60	0.72	0.79	0.28
3,252	3,252	3,252	3,252	3,252	2,927	2,927
0	0	0	0	0	325	325

Financial Summary Balance Sheet and Additional Information

CONSOLIDATED BALANCE SHEET INFORMATION	**2003**	2002	2001
Working Capital (Deficit)	**16,845**	14,772	13,849
Current Ratio	**5.0**	4.5	4.9
Property, Plant and Equipment -Net-	**38,138**	37,098	36,127
Total Debt to Total Assets (%)	**18.4%**	19.0%	20.3%
Deferred Income Taxes	**6,667**	6,585	7,456
Majority Stockholders' Equity	**39,712**	37,019	33,856
Return on Equity	**12.1%**	12.0%	11.8%
Book Value per Share	**12.2**	11.3	10.4
Total Assets	**64,055**	60,443	56,906
ADDITIONAL INFORMATION			
Capital Expenditures and Equity Investments	**3,122**	4,192	4,198
Depreciation and Amortization	**1,950**	1,878	1,804
Operating Income to Net Sales (%)	**26.9%**	25.5%	23.9%
EBITDA	**12,474**	11,367	10,190
Effective Tax Rate	**45.3%**	39.0%	41.7%
Price to Earnigs per Share	**18.2**	19.5	18.4
Market Price per Share (High/Low)	28.80/21.00	26.98/19.97	26.70/18.75


Total Assets 100%
4.1%
7.5%
18.9%
1.9%
8.0%
59.5%
Fixed Assets (Net)
Investment in Associates
Inventories
Cash & Marketable Securities
Accounts Receivable
Others
Total Assets: 64,054.5 Millions

1- Grupo Modelo, S.A. de C.V.'s shares began trading in the Mexican Stock Exchange in February, 1994.
2- The number of outstanding shares was adjusted as a result of the two stock splits registered in August, 1995 and October, 1998, both of 4 for 1.
3- The capital expenditures include the equity investments of $183 in 2003, $1,199 in 2002, $789 in 2001 and $1,023 in 2000.

2000	1999	1998	1997	1996	1995	1994
11,607	11,342	9,697	11,259	9,537	8,566	11,231
4.5	5.0	5.1	5.6	5.3	4.4	5.0
33,738	31,519	29,515	25,931	24,170	24,501	22,952
22.0%	9.1%	9.3%	9.9%	8.1%	7.1%	8.3%
7,329	1,414	1,693	1,495	803	107	181
30,367	32,883	29,747	28,505	26,607	26,666	27,347
12.3%	10.9%	11.1%	9.8%	9.0%	7.7%	8.2%
9.4	10.1	9.1	8.7	8.2	8.2	8.4
51,980	49,042	44,620	42,648	38,871	39,086	40,120

2000	1999	1998	1997	1996	1995	1994
4,940	3,466	4,979	3,171	3,300	4,281	2,716
1,643	1,568	1,468	1,397	1,200	1,178	1,001
25.4%	23.7%	22.6%	22.1%	20.3%	19.3%	19.3%
10,059	8,666	7,873	6,946	5,600	5,417	5,678
42.8%	38.7%	39.8%	39.9%	40.0%	44.6%	43.7%
25.3	29.3	29.1	32.8	29.7	35.5	31.6
27.15/18.60	27.65/18.60	24.60/14.75	19.00/10.77	12.00/7.74	9.33/4.35	5.82/3.64


Total Liabilities 100%
2.1%
8.0%
8.5%
17.8%
63.6%
Deferred Taxes
Accrued Taxes
Salaries & Wages
Suppliers
Others
Total Liabilities: 11,811.9 Millions
Total Liabilities represented 18.4% of Total Assets

Discussion and Analysis of 2003 Financial Information

The following analysis must be read together with the consolidated financial statements of Grupo Modelo, S.A. de C.V. and Subsidiaries and the respective notes.

The financial statements of the Company have been prepared in accordance with Mexican Generally Accepted Accounting Principles.

The figures in the financial statements and respective notes, and those included in this analysis, have been restated in constant pesos as of December 31, 2003.

Sales of Beer

Total beer volume reached 41.9 million hectoliters in 2003, an increase of 4.9% compared to the prior year. The increase was the result of growth of 4.3% and 6.4% in the domestic and export markets, respectively.

The export market accounted for 28.2% of the year's total volume while in 2002 it accounted for 27.8%. The increase in domestic sales reflects the effect of not having raised prices throughout 2003, and a strengthening of demand for Grupo Modelo products towards the end of the year. Consequently, the growth of the domestic market was greater than that of GDP. The growth of export sales is outstanding, as it occurred during one of the worst years for the United States beer industry.

Sales of Beer

[illegible]

Market	2003	2002	Increase
Domestic	[illegible]	28,866	4.3%
Export	11,824	[illegible]	6.4%
Total	[illegible]	39,984	4.9%

In November a 10% price increase was announced for Corona and Corona Light (12 oz. presentations) in the United States market, becoming effective in January, 2004. Regarding other markets, Europe performed very well, increasing its volume by double digits compared to the prior year.

Other Income from Activities

Other income grew by 11.9% compared to the prior year. It reached 3,690 million pesos in 2003. This category includes income not directly generated by the sale of beer, such as the collection of royalties, sale of soft drinks, wine, liquor and food, and some other products that are sold in convenience stores, the income of sports teams and the sale of some byproducts. This line item also includes the sale of Anheuser-Busch beers, imported and distributed in Mexico by the Company.

Net Sales

Net sales for the year reached 40,454 million pesos. This is an increase of 5.1% compared to 2002.

Net Sales

Market	2003	2002	Increase
Domestic	[illegible]	[illegible]	[illegible]
Export	[illegible]	[illegible]	[illegible]
Other income	[illegible]	[illegible]	[illegible]
Total	[illegible]	[illegible]	[illegible]

Cost of Goods Sold

Cost of sales reached 17,898 million pesos, registering an increase of 3.2% compared to 2002. Greater productivity and price stability of some raw materials offset the pressure on costs from the greater proportion of non-returnable presentations.

Gross Income

Gross income for the period reached 22,556 million pesos, an increase of 6.7% compared to the prior year. This figure represents 55.8% of net sales, which translates into a 90 basis points expansion in gross margin.

Operating Expenses

Operating expenses grew by 3.0%, from 11,347 million pesos in 2002 to 11,690 million pesos in 2003. This slight increase reflects better control of expenses of distribution and advertising.

Operating Profit

Operating profit was 10,866 million pesos, 10.9% higher than 2002. Operating margin grew 140 basis points, reaching 26.9%. The Group continues to focus on profitability, utilizing efficiencies and programs for proper management of assets.

Depreciation and Amortization

Charges for depreciation and amortization for the period were 1,950 million pesos, 3.9% higher than in 2002. It is important to note that depreciation, as a percentage of sales, remained stable despite the current capacity expansion program.

Integral Cost of Financing

In 2003, the integral cost of financing was 216 million pesos (favorable to Grupo Modelo). This figure is 80.7% higher than in the prior year as a result of reduced inflation and exchange gains.

Taxes

The effective tax rate was 45.3%, compared to 39.0% in the prior year. The change is mainly due to deferred taxes, since in 2002 they were benefited by the reduction in the corporate tax rate.

Net Income

At the end of 2003 majority net profit grew by 9.6% compared to the last year. It increased from 4,394 million pesos to 4,817 million pesos. This figure reflects the gains from investments made by the Company, as well as reductions in costs and expenses.

Financial Position

At the end of 2003, current assets were 21,144 million pesos. Cash and investments reached 12,120 million pesos, or 18.9% of total assets. These resources are invested in fixed income bonds in Mexican currency. Inventory was 22.8% of current assets, reaching 4,819 million pesos. Total assets grew by 6.0% over the last 12 months.

The Company continues its strategy of investing in assets. During 2003, 2,939 million pesos were allocated as follows:

Investments	2003	Percentage
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
[illegible]	$2,939	[illegible]

At December 31, 2003, short-term liabilities were 6.7% of total assets. The Company remains firm in its no debt policy; thus, total liabilities at that date were 18.4% of total assets. As in the previous year, long-term liabilities were largely deferred taxes, which amounted to 6,667 million pesos.

Dividends

Since December 31, 1998, the payment of a total cash dividend has been proposed to shareholders in an amount equal to the greater of (i) 15% of consolidated net profit for the fiscal year ended December 31, 1992, which was 45 million pesos, or (ii) an amount equal to "free cash flow" of the last fiscal year. For these purposes, "free cash flow" means total majority net income of Grupo Modelo, S.A. de C.V., plus depreciation and amortization, plus/minus changes in working capital, minus investments in fixed assets, minus payments of principal if there is debt.

In April, 2003, a dividend of 1,803 million pesos was declared, from the Reinvested Net Income Account (CUFINRE) at a rate of 0.55 pesos for each of the outstanding 3,251,759,632 shares. The amount of the dividend increased by 55.3% in real terms compared to the prior year. It was 41.6% of majority net profit for 2002. This dividend was paid against share coupon 11. In addition, on the same date Anheuser-Busch received a dividend of 546 million pesos from Diblo, S.A. de C.V., on its 23.25% stake in that company.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers, S. C.
Mariano Escobedo 573
Col. Rincón del Bosque
11580 México, D.F.
Phone 5 263 6000
Fax 5 263 6010

Mexico City, February 09, 2004

To the Board of Directors
Grupo Modelo, S. A. de C. V.:

We have audited the consolidated balance sheets of Grupo Modelo, S. A. de C. V. and Subsidiaries, as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position, in Mexican pesos, for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, and that they are prepared in accordance with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Modelo, S. A. de C. V. and Subsidiaries, as of December 31, 2003 and 2002, and the results of their operations, changes in their stockholders' equity and changes in their financial position, stated in Mexican pesos, for the years then ended, in conformity with generally accepted accounting principles in Mexico.

PricewaterhouseCoopers

Rafael Maya, C.P.

As of December 31, 2003 and 2002 (Notes 1, 2 and 13)
(Amounts in thousands of constant Mexican pesos as of December 31, 2003)

	2003	2002
ASSETS		
CURRENT:		
Cash and marketable securities	**$ 12,119,805**	$ 10,628,379
Accounts and notes receivable (Note 3)	**1,544,811**	1,141,676
Inventories (Note 4)	**4,818,600**	5,065,283
Prepaid expenses and other current items	**2,661,023**	2,209,714
Total current assets	**21,144,239**	19,045,052
LONG-TERM ACCOUNTS AND NOTES RECEIVABLE (Note 3)	**144,557**	144,443
INVESTMENT IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES (Note 5)	**2,768,108**	2,511,146
PROPERTY, PLANT AND EQUIPMENT (Note 6)	**56,096,251**	54,196,011
Accumulated cepreciation	**(17,958,418)**	(17,097,112)
	38,137,833	37,098,899
OTHER ASSETS:		
Goodwill and Unamortized expenses, net	**1,348,283**	1,135,876
Labor obligations upon retirement (Note 7)	**511,493**	506,460
	1,859,776	1,642,336
Total assets	**$ 64,054,513**	$ 60,441,876
LIABILITIES		
SHORT-TERM:		
Suppliers	**$ 944,288**	$ 988,203
Sundry creditors and accrued liabilities	**782,447**	820,743
Income tax payable	**806,664**	868,113
Excise tax on production and services payable	**795,792**	761,155
Employees' profit sharing	**970,314**	834,464
Total short-term liabilities	**4,299,505**	4,272,678
DEFERRED TAX (Note 10c.)	**6,667,119**	6,585,198
CONTINGENCIES AND COMMITMENTS (Note 7):		
Labor obligations upon retirement	**845,273**	649,369
Total liabilities	**11,811,897**	11,507,245
STOCKHOLDERS' EQUITY		
COMMON STOCK (Note 8)	**13,955,571**	13,955,571
PREMIUM ON SUBSCRIPTION OF SHARES	**929,410**	929,410
ACCUMULATED INCOME (Notes 8 and 10):		
Legal reserve	**1,500,150**	1,283,690
Reserve for acquisition of own shares	**587,047**	587,047
Retained earnings	**23,973,073**	21,598,684
Profit for the year	**4,816,822**	4,393,788
	30,877,092	27,863,209
INITIAL EFFECT OF DEFERRED TAX	**(4,663,537)**	(4,663,537)
ADJUSTMENT TO CAPITAL FOR LABOR OBLIGATIONS UPON RETIREMENT (Note 7)	**(726,477)**	(524,212)
INSUFFICIENCY IN RESTATEMENT OF STOCKHOLDERS' EQUITY	**(659,944)**	(542,196)
Total majority stockholders' equity	**39,712,115**	37,018,245
MINORITY INTEREST:		
Anheuser-Busch Companies, Inc.	**11,943,603**	11,223,699
Other investors	**586,898**	692,687
Total minority interest	**12,530,501**	11,916,386
Total stockholders' equity	**52,242,616**	48,934,631
Total liabilities and stockholders' equity	**$ 64,054,513**	$ 60,441,876

The following notes are an integral part of these consolidated financial statements.

For the years ended December 31, 2003 and 2002 (Notes 1, 2 and 13)
(Amounts in thousands of constant Mexican pesos as of December 31, 2003)

	2003	2002
BEER NET SALES	**$ 36,764,883**	$ 35,193,704
OTHER REVENUES	**3,689,607**	3,296,536
	40,454,490	38,490,240
COST OF SALES	**17,897,851**	17,343,116
Gross profit	**22,556,639**	21,147,124
OPERATING EXPENSES:		
Sales and distribution	**8,371,668**	8,246,347
Administration	**3,303,952**	3,085,927
Goodwill amortization	**14,845**	14,792
	11,690,465	11,347,066
Operating profit	**10,866,174**	9,800,058
OTHER INCOME AND (EXPENSES), Net	**494,826**	(287,761)
COMPREHENSIVE FINANCING RESULT:		
Interest income, net	**580,993**	648,311
Foreign exchange profit, net	**87,176**	50,493
Loss from monetary position	**(451,698)**	(579,070)
	216,471	119,734
Profit before provisions	**11,577,471**	9,632,031
PROVISIONS FOR (Note 10):		
Income tax and asset tax	**4,256,408**	2,907,638
Employees' profit sharing	**986,187**	852,851
	5,242,595	3,760,489
CONSOLIDATED NET PROFIT FOR THE YEAR	**$ 6,334,876**	$ 5,871,542
MAJORITY INTEREST PROFIT	**$ 4,816,822**	$ 4,393,788
MINORITY INTEREST PARTICIPATION:		
Anheuser-Busch Companies, Inc.	**$ 1,467,649**	$ 1,331,900
Other investors	**50,405**	145,854
MINORITY INTEREST PROFIT	**$ 1,518,054**	$ 1,477,754
EARNINGS PER SHARE (Amounts in Mexican pesos, attributable to majority interest)	**$ 1.4813**	$ 1.3512

The following notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, 2003 and 2002 (Notes 1, 2 and 13)
(Amounts in thousands of constant Mexican pesos as of December 31, 2003, except dividends per share amounts)

			Accumulated income	
	Common stock	Premium on subscription of shares	Legal reserve	Reserve for acquisition of own shares
Balances at January 1, 2002	$ 13,955,571	$ 929,410	$ 1,088,520	$ 587,047
Appropriation of the profit for the year 2001, approved in the General Ordinary Stockholders' Meeting held on April 22, 2002, as follows:				
To retained earnings				
To legal reserve			195,170	
Dividend payment at the rate 0.33 of Mexican peso per share in circulation				
Net movement in restructuring of minority interest				
Comprehensive income (Note 9)				
Balances at December 31, 2002	13,955,571	929,410	1,283,690	587,047
Appropriation of the profit for the year 2002, approved in the General Ordinary Stockholders' Meeting held on April 21, 2003, as follows:				
To retained earnings				
To legal reserve			216,460	
Dividend payment at the rate 0.5412 of Mexican peso per share in circulation				
Net movement in restructuring of minority interest and payment of dividends				
Comprehensive income (Note 9)				
Balances at December 31, 2003	**$ 13,955,571**	**$ 929,410**	**$ 1,500,150**	**$ 587,047**

The following notes are an integral part of these consolidated financial statements.

Accumulated income						
Retained earnings	Profit for the year	Initial effect of deferred tax	Adjustment to capital for labor obligations upon retirement	Insufficiency in restatement of stockholders' equity	Minority interest	Total
$ 18,974,929	$ 3,981,585	$ (4,663,537)	$ (566,801)	$ (431,402)	$ 11,483,126	$ 45,338,448
3,981,585	(3,981,585)					
(195,170)						
(1,162,660)						(1,162,660)
					(1,004,869)	(1,004,869)
	4,393,788		42,589	(110,794)	1,438,129	5,763,712
21,598,684	4,393,788	(4,663,537)	(524,212)	(542,196)	11,916,386	48,934,631
4,393,788	(4,393,788)					
(216,460)						
(1,802,939)						(1,802,939)
					(803,418)	(803,418)
	4,816,822		(202,265)	(117,748)	1,417,533	5,914,342
$ 23,973,073	**$ 4,816,822**	**$ (4,663,537)**	**$ (726,477)**	**$ (659,944)**	**$ 12,530,501**	**$ 52,242,616**

For the years anded December 31, 2003 and 2002 (Notes 1, 2 and 13)
(Amounts in thousands of constant Mexican pesos as of December 31, 2003)

	2003	2002
OPERATING ACTIVITIES:		
Consolidated net profit for the year	**$ 6,334,876**	$ 5,871,542
ITEMS APPLIED TO INCOME NOT REQUIRING THE USE OF CASH:		
Depreciation and amortization for the year	**1,950,074**	1,877,420
Increase (decrease) in deferred tax	**86,500**	(710,701)
Reserve for impairment of fixed assets	**41,308**	212,526
Equity in income of associates and non-consolidated subsidiaries, net of dividends received	**(255,975)**	(384,049)
	8,156,783	6,866,738
FUNDS PROVIDED BY (USED IN):		
Increase in employees' profit sharing	**135,850**	91,731
Decrease (increase) in inventories	**124,807**	(508,000)
Increase in excise tax on production and services payable	**34,637**	100,518
Increase in prepaid expenses and other current items	**(451,309)**	(67,517)
(Increase) decrease in accounts and notes receivable	**(403,135)**	1,082
(Decrease) increase in trade accounts payable, sundry creditors and accrued liabilities	**(82,210)**	258,381
(Decrease) increase in income tax payable	**(61,449)**	306,295
Funds provided by operations	**7,453,974**	7,049,228
FINANCING ACTIVITIES:		
Dividend payment (includes $43,087 of restatement effects; $39,912 in 2002)	**(1,802,939)**	(1,162,660)
Dividend payment to minority stockholders	**(650,803)**	
Acquisition of minority interest shares	**(152,615)**	(1,004,869)
Labor obligations upon retirement, net	**(82,026)**	(175,612)
	(2,688,383)	(2,343,141)
INVESTING ACTIVITIES:		
Acquisition of property, plant and equipment, net	**(2,938,785)**	(2,993,503)
Increase in unamortized expenses	**(232,256)**	(8,099)
Increase in other assets	**(101,468)**	(112,803)
Acquisition of shares of affiliates and non consolidated subsidiaries	**(1,656)**	(88,145)
	(3,274,165)	(3,202,550)
Increase in cash and marketable securities	**1,491,426**	1,503,537
Balance at beginning of year	**10,628,379**	9,124,842
Balance at end of year	**$ 12,119,805**	$ 10,628,379

The following notes are an integral part of these consolidated financial statements

(Amounts in thousands of constant Mexican pesos as of December 31, 2003)

1. INCORPORATION AND CORPORATE PURPOSE:

a) Grupo Modelo, S. A. de C. V. and Subsidiaries (the Group) is mainly engaged in the production and sale of beer, which began in 1925.

b) The main activity of Grupo Modelo, S. A. de C. V. is holding 76.75% of the capital stock of Diblo S.A. de C.V., whose business purpose is holding real estate and investing in shares of subsidiaries mainly involved in the production, distribution and sale of beer in Mexico and abroad. The most important companies, on the basis of their operations and stockholders' equity, are as follows:

	Percentage of shareholding
Brewers:	
Cervecería Modelo, S. A. de C. V.	100
Compañía Cervecera de Zacatecas, S. A. de C. V.	100
Compañía Cervecera del Trópico, S. A. de C. V.	100
Cervecería Modelo de Guadalajara, S. A. de C. V.	100
Cervecería Modelo del Noroeste, S. A. de C. V.	100
Cervecería Modelo de Torreón, S. A. de C. V.	100
Cervecería del Pacífico, S. A. de C. V.	100
Transformation of barley to malt:	
Cebadas y Maltas, S. A. de C. V.	100
Machinery manufacturers:	
Inamex de Cerveza y Malta, S. A. de C. V.	100
Manufacturer of beer cans and crowns:	
Envases y Tapas Modelo, S. A. de C. V.	100
Agencies distributing beer and other products:	
Cerveza Corona en Guadalajara, S. A. de C. V.	100
La Modelo en Monterrey, S. A. de C. V.	100
Distribuidora Pacífico y Modelo de la Paz, S. A. de C. V.	100
Cerveza Corona en Colima, S. A. de C. V.	100
Impulsora Mercantil de Saltillo, S. A. de C. V.	100
Sociedad Mercantil de Morelos, S. A. de C. V.	100
Expansión Mercantil Hidalguense, S. A. de C. V.	100
La Cerveza Corona del Centro, S. A. de C. V.	100
Promotora Oaxaqueña, S. A. de C. V.	100
Promotora Comercial del Bajío, S. A. de C. V.	100
Cervezas Modelo de la Laguna, S. A. de C. V.	100
Impulsora Mercantil San Pablo, S. A. de C. V.	100
Expansión Comercial de Zumpango, S. A. de C. V.	100
Las Cervezas de México en Puebla, S. A. de C. V.	100
Distribuidora Pacífico y Modelo de Mazatlán, S. A. de C. V.	100
La Corona de los Reyes, S. A. de C. V.	100
Cerveza Corona de Zacatecas, S. A. de C. V.	100
Cervezas Modelo en Vallarta, S. A. de C. V.	100
Impulsora Mercantil de la Costa, S. A. de C. V.	78
Distribuidora Modelo de Toluca, S. A. de C. V.	60
Company controlling distributors of beer and other products abroad:	
Procermex, Inc.	100
Real-estate companies engaged in the distribution of beer and other products:	
Inmobiliaria de Tampico, S. A. de C. V.	100
Promotora del Sureste, S. A. de C. V.	100
Inmobiliaria Bajacal, S. A. de C. V.	100
Impulsora del Nazas, S. A. de C. V.	100
Impulsora Tapatía, S. A. de C. V.	100
Impulsora de la Periferia, S. A. de C. V.	100
Administración y Promoción de Inmuebles, S. A. de C. V.	100
Metropolitana de Bienes Raíces, S. A. de C. V.	100
Impulsora Potosina, S. A. de C. V.	100
Promotora e Impulsora Acapulqueña, S. A. de C. V.	80

The Group is in the process of merging its distribution agencies in order to improve its operations.

(Amounts in thousands of constant Mexican pesos as of December 31, 2003)

On November 2002, Group management decided to merge Cervecería Yucateca, S. A. de C. V. into Compañía Cervecera del Trópico, S. A. de C. V., with the latter as the surviving company. It should be mentioned that the Group has implemented the procedures required to guaranty the supply of the brands (Beers montejo and leon) produced by the subsidiary.

2. ACCOUNTING POLICIES:

The main accounting policies applied by the Group in the preparation of these financial statements are in line with accounting principles generally accepted in Mexico. These accounting principles require that Group management makes estimates based on circumstances and apply certain assumptions in determining the valuation of some items included in the financial statements.

The Group's management considers that the estimates and assumptions used at the date of issuance of the financial statements are reasonable, although these estimates and assumptions could differ from their final effect.

The main accounting policies are summarized as follows:

a) Consolidation - The Group prepares consolidated financial statements, which include the financial situation and the results of the companies in which Diblo S.A. de C.V. has control and direct or indirect participation of more than 50% of the common stock; significant inte-company operations have been eliminated in consolidation.

b) Basis for preparation - The consolidated financial statements of the Group include the effects of inflation on the financial information, as required *by statement B-10 and the amendments thereto, issued by the Mexican Institute of Public Accountants (MIPA).*

c) Comparability - The figures shown in the consolidated financial statements and the notes thereto are stated consistently in Mexican pesos at the purchasing power of December 31, 2003, by applying factors derived from the National Consumer Price Index (NCPI).

d) Translation of the financial information of subsidiaries located abroad - Translation of the financial information of the subsidiaries abroad to Mexican pesos, required for consolidation, was conducted in accordance with the guidelines of statement B-15 "Transactions in Foreign Currency and Translation of the Financial Statements of Operations Abroad", issued by MIPA, through the method of integrated foreign operations. The free-purchase exchange rate of $11.17 per US dollar ($10.25 in 2002), was used in translating monetary items; non-monetary items and the income statement were translated into Mexican pesos at the exchange rates prevailing on the dates on which the transactions that originated them were carried out. The effects derived from this translation are shown in the comprehensive financing result.

e) Marketable securities - The market securities that correspond to the financial securities related to the business purpose and financial securities available for sale, are valued at their fair value which is similar to their market value. The fair value is the amount of money used to change a financial asset to liquidate a financial liability among interested and willing parties, in a free market transaction.

f) Inventories - These items are valued by the last-in, first-out method, and are restated using the replacement or manufacturing costs method. Such restatement does not exceed market value.

g) Cost of sales - Restatement of this account was carried out based on the restated value of inventories.

h) Investments in shares of associates and non-consolidated subsidiaries - Permanent investments in shares are recorded at acquisition cost and are valued by applying the equity method. The participation in the profits of associated companies which manufacture items neccesary for the production of beer, is shown in the income statement reducing the cost of sales.

i) Property, plant and equipment - These items are recorded at acquisition cost, and are restated by applying inflation factors derived from the NCPI, to the net replacement value determined by independent expert appraisers at December 31, 1996, and in accordance with their acquisition date, in the case of purchases subsequent to that date.

j) Construction in progress and advances to suppliers - These items are recorded at the value at which the expenditures are made, and are restated though the application of inflation factors derived from the NCPI, according to the age of the expenditure.

k) Depreciation - This item was calculated based on the restated values of property, plant and equipment, taking as a base, the probable useful life as determined by independent appraisers; as for the 1997 acquisition, the useful lives are determined by the technical department of the Group.

l) Goodwill and unamortized expenses - Goodwill is determined by comparing the purchase value of permanent investments in shares and the book value of those shares, and installation and organization expenses are recorded at their acquisition cost. These items are restated, applying factors derived from the NCPI, as per the aging of expenditures. Licenses and permits are recorded at their acquisition cost, which, at the date of the consolidated financial statements, is similar to their market value.

m) Amortization - The original amount and restatement of installation and organization expenses are amortized by the straight-line method on the final balance of each period. The rate used for accounting purposes is 10%, except goodwill, which is amortized in the period in which the Group estimates the investment will be recovered. The practice of amortizing investments in licenses and permits by the straight-line method on the final balance of the *period, at the rate of 5% was established in 2003. Adoption of this policy gave rise to a charge to income of approximately $28,435.*

(Amounts in thousands of constant Mexican pesos as of December 31, 2003)

n) Foreign currencies - The assets and liabilities that represent rights and obligations receivable or payable in foreign currency, are translated to Mexican pesos at the exchange rate in effect on the transaction date (see Note 12). Balances at period-end are valued at the rate of exchange in effect at period-end, and the resulting differences are recorded directly in the income statement, forming part of the comprehensive financing result.

o) Labor obligations upon retirement - Labor obligations for projected benefits, as well as unamortized items, and the net cost for the period, with regards to seniority premiums and pension plans, are determined under the unitary cost method, by independent actuaries, and are recorded in accordance with the guidelines established in Statement D-3, "Labor Obligations", issued by the MIPA. Contributions to the trusts that handle the plan assets are determined on the same basis as in prior years and correspond to the pension plans approved by the Mexican Tax Authorities.

p) Severance pay - These payments are charged to the income statement in the year in which they are made.

q) Deferred income tax and employees' profit sharing - In recognizing deferred income tax, the Group use the method of comprehensive assets and liabilities, which consists of determining the afore mentioned tax by applying the income tax rate corresponding to temporary differences between the accounting and fiscal values of assets and liabilities at the date of the consolidated financial statements. As for employees' statutory profit sharing, there are no temporary differences between the book result and the tax base applicable in the determination of employees' statutory profit sharing, which could give rise to a significant deferred asset or liability.

r) Restatement of stockholders' equity - This account is restated by applying inflation factors derived from the NCPI, according to their age or contribution date. The effects of that restatement are presented in the financial statements, in each of the accounts that gave rise to them.

s) Insufficiency in the restatement of stockholders' equity - The balance of this account is represented by the algebraic sum of the items "Result from holding non-monetary assets" and "Accumulated equity monetary result" which are described below:

Result from holding non-monetary assets - This item represents the change in the value of non-monetary assets due to causes other than inflation. It is determined only when the specific cost method is used, since these costs are compared with restatements determined through the NCPI. If the specific costs are higher than the indexes, there will be a gain from said holding; otherwise, a loss will occur. The result from holding non-monetary assets generated at 1996, due to the restatement of fixed assets, is restated in the same manner as the other stockholders' equity accounts.

Accumulated equity monetary result - This item is the result originated in the initial restatement of the financial statement figures.

t) Result from monetary position - This account represents the effect of inflation on monetary assets and liabilities, even though they continue to have the same nominal value. When monetary assets exceed monetary liabilities, a monetary position loss is generated, given that when use is made of them, an amount equal to the nominal value will be at the Group's disposal, but with a lower purchasing power. When liabilities are greater, a gain will be obtained, since they are settled with money of lower purchasing power. Those effects are charged or credited to income, forming part of the comprehensive financing result.

u) Comprehensive income - Statement B-4 "Comprehensive Income" requires that those items making up capital gained during the period be shown in the statement of stockholders' equity, under the item of comprehensive income.

v) Earnings per share - Earnings per share attributable to the majority interest were calculated considering the average of common outstanding shares.

3. ACCOUNTS AND NOTES RECEIVABLE:

The balance of this account is made up as follows:

Item	2003	2002
Trade accounts receivable	**$ 1,648,034**	$ 1,175,047
Sundry debtors	**92,488**	96,677
Sellers	**64,319**	53,860
	1,804,841	1,325,584
Less - Allowance for doubtful accounts	**(295,568)**	(281,928)
	1,509,273	1,043,656
Recoverable value added tax	**125,360**	27,264
Officers and employees	**27,654**	18,775
Non-consolidated related companies (see Note 11)	**27,081**	196,424
	1,689,368	1,286,119
Less - Short-term accounts and notes receivable	**(1,544,811)**	(1,141,676)
Long- Term accounts and notes receivable	**$ 144,557**	$ 144,443

(Amounts in thousands of constant Mexican pesos as of December 31, 2003)

4. INVENTORIES:

The balance of this account is made up as follows:

Item	2003	2002
Containers and packaging	**$ 1,795,167**	$ 1,934,965
Raw materials	**1,155,438**	996,197
Finished goods and work in process	**927,291**	1,124,111
Spare parts and accessories	**562,043**	545,884
Merchandise in transit and advances to suppliers	**456,271**	426,352
Advertising articles	**109,621**	119,404
	5,005,831	5,146,913
Less- Allowance for slow-moving inventories	**(187,231)**	(81,630)
	$ 4,818,600	$ 5,065,283

5. INVESTMENT IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES:

a) *The balance of this account is made up as follows:*

Companies	Percentage of shares composing the capital stock	2003	2002
Dirección de Fábricas, S. A. de C. V. (holding company of glass container manufacturing companies)	41	**$ 2,380,398**	$ 2,140,193
Gondi, S. A. de C. V.	7	**190,238**	197,803
Extractos y Maltas, S. A. de C. V.	26	**106,928**	105,991
Foreign investments [(1)]	40-81	**115,367**	104,332
		2,792,931	2,548,319
Others		**47,215**	36,589
		2,840,146	2,584,908
Less - Allowance for loss in value of investments		**(72,038)**	(73,762)
		$ 2,768,108	$ 2,511,146

(1) The figures shown in the consolidated financial statements do not include the financial position of Seeger Industrial, S.A., an investment grouped in the investments abroad caption, as the accounting policies followed by this subsidiary differ from those of the other companies comprising Grupo. The investment in this subsidiary represents less than 0.03% (0.04% in 2002) of consolidated assets.

b) The amount of the investment in shares of associates and non-consolidated subsidiaries, includes the shareholding in the results of those entities amounting to $342,023 profit ($396,508 in 2002).

(Amounts in thousands of constant Mexican pesos as of December 31, 2003)

6. PROPERTY, PLANT AND EQUIPMENT - NET:

a) The balance of this account is made up as follows:

	2003			2002
Item	**Net historical cost**	**Net restatement**	**Net total value**	**Net total value**
Land	$ 1,157,309	$ 2,848,868	$ 4,006,177	$ 3,933,097
Machinery and equipment	8,142,054	6,683,780	14,825,834	14,879,815
Transportation equipment	1,775,679	616,322	2,392,001	2,562,234
Buildings and other structures	4,120,097	5,726,285	9,846,382	9,816,646
Computer equipment	239,925	20,145	260,070	251,565
Furniture and other equipment	367,857	118,479	486,336	382,850
Antipollution equipment	434,841	231,375	666,216	705,276
Construction in progress and advances to suppliers	5,241,765	413,052	5,654,817	4,567,416
	$ 21,479,527	$ 16,658,306	$ 38,137,833	$ 37,098,899

Depreciation for the period amounted to $1,857,425 ($1,805,671 in 2002).

b) Group's management estimates that completion of works in process and advances to suppliers will require an additional investment of approximately $4,700,830 ($3,859,822 in 2002), to be applied in the construction of warehouses, offices and the acquisition and installation of new production lines and the expansion of factory production capacity. This work is to be completed in 2004 and 2005.

7. CONTINGENCIES AND COMMITMENTS:

a) The Group has a pension and seniority premium plan to cover obligations established by its labor contracts and the Mexican Federal Labor Law. These compensations are claimed only after having worked a certain number of years.

- As of the date of the financial statements the amount of the accrued liability for labor obligations upon retirement of the personnel is analyzed as follows:

Description	**2003**	**2002**
Obligations for current benefits	$ 4,343,067	$ 3,770,391
Additional amount for projected benefits	364,228	359,671
Obligations for projected benefits	4,707,295	4,130,062
Plan assets (trust fund)	(3,336,003)	(2,976,936)
	1,371,292	1,153,126
Items to be amortized over a period of 17 to 23 years:		
For adjustments to variances	(1,525,947)	(1,691,559)
For past services	(501,543)	(35,537)
Projected net assets	(656,198)	(573,970)
Additional liability made of:		
Intangible assets	511,493	506,460
Adjustment to capital	989,978	716,879
Accrued liability	$ 845,273	$ 649,369

(Amounts in thousands of constant Mexican pesos as of December 31, 2003)

- The intangible assets and the adjustment to capital are created for those subsidiaries in which the trust funds and the net current liability are less than the obligations for current benefits.
- Contributions to the trusts that manage the plan assets in the period amounted to $361,227 ($446,278 in 2002). Payments made by the trusts to beneficiaries amounted to $145,739 ($117,219 in 2002).
- The net cost for the period amounted to $279,201 ($270,665 in 2002) and was determined in the same manner as projected benefit obligations, at an estimated real rate of return of 5%, and on an average increase in salaries of 1.5% in both periods.
- The tax provisions related to pension plan and retirement funds stipulate that investments in securities issued by the company itself or by related parties must not exceed 10% of the overall reserve for these funds, provided the securities in question are approved by the National Banking and Securities Commission. Should this percentage exceed the limit, there is a term expiring December 31, 2006 to adjust the percentage in compliance with the aforementioned 10% limit.

b) There is an unmeasured liability for the severance payments that would have to be paid to personnel, in the cases provided for in the Mexican Federal Labor Law and the collective labor contract. During the period severance payments have been made for $142,712 ($123,186 in 2002).

c) There are lawsuits filed before the authorities for different reasons. In the opinion of the Group's officers and lawyers, these matters will be resolved favorably. In any case, the result of the lawsuits will not substantially affect the financial situation or the results of its operations.

d) At the closing of the period, there are commitments for the purchase of inventories, machinery and equipment in the amount of approximately USD 106,020 million (USD 114,168 million in 2002).

e) In 2000 and 2001, straight-leasing agreements were signed for air transportation equipment, establishing mandatory terms of 10 and 7 years and monthly rent of USD 170,000 and USD 24,000, respectively.

8. COMMON STOCK:

As of December 31, 2003 and 2002, common stock is comprised of 3,251,759,632 shares, with no par value, divided as follows:

Description	**Amount**
Fixed capital:	
Series A Class I shares - Without withdrawal rights, represented by 1,459,389,728 fully subscribed and paid-in common voting shares; these shares must always represent 56.10% of the total shares of the common stock with voting rights; and may be acquired directly or indirectly only by Mexican individuals or corporations (historical value)	**$ 785,996**
Variable capital:	
Series B Class II shares - Represented by 1,142,017,984 fully subscribed and paid-in common voting shares, which in no case may represent more than 43.90% of the total voting shares of the common stock, and will be subject to no subscription limitations (historical value)	**1,085,855**
Series C Class II shares - Represented by 650,351,920 fully subscribed and paid-in nonvoting shares; which in no case may represent more than 20% of the common stock (historical value)	**967,801**
	2,839,652
Effect of restatement	**11,115,919**
	$ 13,955,571

(Amounts in thousands of constant Mexican pesos as of December 31, 2003)

9. COMPREHENSIVE INCOME:

Grupo's comprehensive income for the year is made up as follows:

Description	2003	2002
Profit for the year	**$ 6,334,876**	$ 5,871,542
Adjustment to capital for labor obligations upon retirement	**(273,658)**	65,561
Result from holding non-monetary assets	**(146,876)**	(173,391)
Comprehensive income	**$ 5,914,342**	$ 5,763,712

10. INCOME TAX, ASSET TAX, EMPLOYEES' PROFIT SHARING AND RESTRICTIONS ON PROFITS:

a) The income tax and asset tax provision as of December 31 is made up as follows:

Item:	2003	2002
Income tax incurred	**$ 4,132,912**	$ 3,587,433
Asset tax	**21,283**	20,763
Deferred income tax	**102,213**	(700,558)
	$ 4,256,408	$ 2,907,638

b) As a result of the changes in the Income Tax Law approved on January 1, 2002, the 34% income tax rate (35% in 2002) will be reduced annually as from 2003 until it reaches the nominal rate of 32% in 2005. In 2002, the effect of this gradual reduction in the income tax rate generated an increase in stockholders' equity and a decrease in deferred income tax liability of approximately $613,461.

c) Deferred taxes – The main temporary items giving rise to the deferred tax liability at the date of these consolidated financial statements are analyzed as follows:

Item:	2003	2002
Fixed assets and other assets	**$ 5,462,486**	$ 5,494,476
Inventories	**1,316,742**	1,330,732
Labor obligations upon retirement	**210,001**	173,258
Trade accounts receivable	**(163,039)**	(139,510)
Liability provisions	**(40,714)**	(41,747)
Subtotal	**6,785,476**	6,817,209
Tax credits corresponding to:		
Tax losses	**(19,395)**	(131,926)
Asset tax recoverable	**(98,962)**	(100,085)
Total deferred tax liability	**$ 6,667,119**	$ 6,585,198

d) At the date of the consolidated balance sheet, there are tax losses that will affect the consolidated tax result by $47,768 ($31,496 in 2002), that can be amortized against future tax profits, after restatement. In this year, prior years' tax losses in the amount of $11,176 ($13,104 in 2002), at historical values, have been amortized.

e) Asset tax is calculated by applying the rate of 1.8% over the net amount of certain assets and liabilities and is paid only when asset tax exceeds income tax of the year.

f) Employee's profit sharing is calculated by applying the rate of 10% over the amount determined in accordance with the special rules set forth in the Income Tax Law.

(Amounts in thousands of constant Mexican pesos as of December 31, 2003)

g) At the date of the consolidated financial statements, there is asset tax in the amount of $181,819 ($163,649 in 2002) at historical value.for which a refund can be requested in the following ten years, after restatement, provided income tax exceeds asset tax in any of those periods.

- Certain companies incurred no income tax, and therefore, the asset tax for the year is considered as an account receivable for those companies when there is certainty that said amount can be credited against income tax in future periods; this is shown in the balance sheet, together with deferred tax, as provided for in Statement D-4,. The accrued effect at the date of the financial statements amounts to $98,962 ($100,085 in 2002).

- Asset tax incurred by the controlled companies, where there is no certainty that the tax can be recovered and it exceeds income tax, was charged directly to results for the period, and amounted to $20,830 at a historical values ($19,282 in 2002).

h) Grupo Modelo S.A. de C.V., together with its direct and indirect subsidiaries, is authorized to determine IT as per the tax consolidation regime, as specified in the Income Tax Law. The main points of the consolidated tax result are as follows:

- The consolidation percentage of shareholding in subsidiaries is determined by multiplying the real participation of the controlling company in the controled companies by a factor of 0.60. Controlled companies' unamortized prior years' tax losses included in the determination of the consolidated tax result, and which are to be amortized against tax profits generated in the period, are considered at the shareholding percentage.

- In determining the consolidated tax result, the controlling company's tax profit must be included, multiplied by a factor of 0.60.

- Those companies, in which the direct or indirect participation through another controlled company does not exceed 50%, must not be included in the consolidation process.

- Tax losses of the controlling or controlled companies arising on an individual basis may not be amortized under current tax dispositions, but must be added to the consolidated profit or subtracted from the consolidated tax losses of the period in which the right is lost.

i) In the event of capital distribution (in cash or assets), retained earnings are subject to income tax payable by the company which is considered to be a final payment, on the basis of the following:

- Dividends paid out from the Net Tax Income Account (CUFIN) are not subject to income tax. Any amount paid in excess is subject to 33% income tax in 2003 on the result of multiplying the dividend paid by the factor of 1.5152. The corresponding tax is payable by the company, and may be credited against the company's income tax determined in the current year or over the following two years. Dividends paid are not subject to any withholding tax.

- Dividends arising from the Net Reinvested Tax Income Account (CUFINRE) are subject to a 5% income tax rate. The rate is 3% for net reinvested tax profit generated in 1999.

- In 1999, the income tax rate was changed, with the general rate established at 35%, implementing a deferral program for profit reinvestment, and applying the 30% rate to reinvested tax profits. The remaining 5% tax becomes payable in the period in which said reinvested tax profits are decreed as dividends. The applicable rate for profits reinvested in 1999 was 32%; therefore, dividends paid out from the CUFINRE set up in 1999 are subject to 3% tax. This procedure remained in effect up to 2001, and this tax defferal will not be applied until dividends are paid in future years.

- In this period dividends in the amount of $1,759,852 ($1,078,283 in 2002) at historical values, have been decreed; and paid out from the CUFINRE, which were subject to $134,913 income tax ($73,695 in 2002); a provision was set up for that amount in the prior periods.

- As of the date of the financial statements, the balances of the net tax income account are as follows:

Item	2003	2002
CUFIN	**$ 14,806,609**	$ 11,044,501
CUFINRE	**$ 2,445,520**	$ 4,034,766

j) In the event of a capital reduction, the excess of stockholders' equity over capital contributions, the latter restated in accordance with the procedures established in the Income Tax Law (ITL), is accorded the same tax treatment as dividends.

k) The net profit for the period is subject to the agreements reached by the Stockholders', as well as to the provisions of the General Corporations Law.

11. TRANSACTIONS WITH NON-CONSOLIDATED RELATED COMPANIES:

The main transactions entered into with non-consolidated related companies are analyzed as follows:

Description	2003	2002
Purchases of:		
Containers and packaging	**$ 4,355,102**	$ 3,890,327
Raw materials	**345,009**	369,961
Machinery	**142,851**	99,014
	$ 4,842,962	$ 4,359,302
Sales of:		
Recyclable materials	**$ 132,869**	$ 166,305
Machinery and maintenance services	**8,578**	55,427
Freight collected	**3,638**	4,653
Services collected	**324**	1,955
	$ 145,409	$ 228,340

12. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

a) As of the balance-sheet date, the Group has the following position in thousands of U.S. dollars:

Description	2003	2002
Assets	**104,919**	68,421
Liabilities	**25,119**	23,889

b) These currencies are valued at the following exchange rates:

	Assets	Liabilities
At the free-market exchange rate of $11.167 pesos for assets and $11.2437 pesos for liabilities per U.S. dollar	$ 1,171,639	$ 282,433

c) At the end of the period, there were inventories amounting to fourty six million four hundred and thirty two thousand U.S. dollars (fifty million, ninety eight thousand U.S. dollars in 2002), which, for the most part can only be acquired abroad.

d) During the year, the following operations were carried out in thousands of U.S. dollars:

Description	2003	2002
Exportation of finished goods	**974,753**	899,986
Collection of royalties	**127,960**	120,474
Exportation of packaging and other materials	**12,997**	15,329
	1,115,710	1,035,789
Purchase of inventories	**127,009**	154,085
Freight, advertising, taxes and duties, and other items	**165,665**	129,805
Purchase of machinery and payment of other services	**74,216**	77,797
Purchase of spare parts	**20,921**	13,699
	387,811	375,386
Net	**727,899**	660,403

e) The free-market exchange rate of the Mexican pesos at the date of issuance of the financial statements is $11.0820 to the U.S. dollar.

(Amounts in thousands of constant Mexican pesos as of December 31, 2003)

13. INFORMATION PER SEGMENT:

Segment data is analyzed as follows:

Description	Income	Consolidated net profit	Identifiable assets
		2003	
Domestic	**$ 29,651,606**	**$ 4,618,125**	**$ 63,241,968**
Exports	**10,802,884**	**1,716,751**	**812,545**
	$ 40,454,490	**$ 6,334,876**	**$ 64,054,513**
		2002	
Domestic	$ 29,123,441	$ 4,879,251	$ 59,810,867
Exports	9,366,799	992,291	631,009
	$ 38,490,240	$ 5,871,542	$ 60,441,876

14. FINANCIAL INSTRUMENTS:

Financial instruments potentially subject to risk concentration consist mainly of accounts receivable and temporary investments. The Group places cash surpluses at prestigious credit institutions. Credit risk concentration concerning accounts receivable is limited, due mainly to the large number of customers and their geographic distribution. The Group considers that the allowance for doubtful accounts properly covers those that could represent a risk of recovery, and continually monitors their behavior. When necessary, the estimation is adjusted.

15. OTHER MATTERS IN 2002:

a) As a result of the Group operation restructuring in the south-eastern area of Mexico in 2002, the operation of Cerveceria Yucateca, S. A. de C. V. was closed. During 2002, the profit of the year was reduced by a net impairment allowance of income tax of this subsidiary, of $165,322. This company's fixed assets of this company represented 0.39% of the Group's total assets.

With respec to labor issues, $23,915 severance was paid, net of income tax and statutory profit sharing.

Therefore, profit for the year was reduced by $189,237, which represents 3% of the consolidated net profit.

b) In compliance with its policy of ensuring that there is always an available supply and guaranty of raw materials, in 2002, the Group began investments in the U.S. in the industry for transforming barley into malt and the extraction of hops.

16. SUBSEQUENT EVENT:

The provisions of Statement C-15, "Impairment of the Value of Long-Lived Assets and their Disposal", issued by the Accounting Principles Board of the MIPA, went into effect on January 1, 2004. That statement establishes, among other issues, the general criteria for identification and, if applicable, recording of the impairment losses or the decrease in the value of long-lived tangible and intangible assets, including goodwill. Additionally, it establishes concepts such as the net sales price and fair value for the valuation of long-lived assets. At January 1, 2004, the Group carried out a study to determine the fair value of its long-lived assets. That study did not give rise to a loss resulting from impairment or a material decrease in the value of its long-lived assets.

17. NEW ACCOUNTING PRONOUNCEMENTS:

In 2003, the MIPA issued the following pronouncements:

a) In April 2003, New Statement C-12, "Financial instruments qualifying as liabilities, capital or both", which highlights the differences between liabilities and stockholders' equity from the viewpoint of the issuer, as a basis for identifying, classifying and posting the liability and capital components of combined financial instruments in their initial recognition.

The new Statement establishes the methodology for separating liabilities and stockholders' equity from the price received from placement of combined financial instruments. That methodology is based on the residual nature of stockholders' equity and avoids the use of fair values affecting stockholders' equity in initial transactions. Additionally, it establishes that beginning on January 1, 2004, the initial costs resulting from the issuance of the combined instruments are assigned to liabilities and stockholders' equity in the same proportion as the amounts of the components recognized as liabilities and stockholders equity; that the losses and profits related to financial instrument components classified as liabilities are recorded in overall financing; and that yield distributions to owners of financial instrument components classified as stockholders' equity are charged directly to a capital account other than the income account for the period.

Although this Statement became effective on January 1, 2004, it is not compulsory when restating information for prior periods or when recognizing an initial accrued effect on income for the year in which it is adopted, in accordance with the provisions established in the transitory paragraph of the Statement. Nevertheless, adoption of this Statement is not considered to have an impact on the company's financial statements.

b) In March 2003, new Statement B-5 "Financial Information per Segment" superseding International Accounting Standard 14 "Financial Information per Segment" (IAS 14). The provisions contained in this Statement are mandatory for public entities listed in the Mexican Stock Exchange, as well as for companies in the process of issuing capital or debt securities in the stock market.

The most relevant aspects established in this Statement are: i) rules for the recording of operating segments to be reported by entities subject to this type of disclosure, ii) the general approach for determining the per-segment financial information to be disclosed; iii) the criteria, with respect to quality and quantity, for determining both economic sectors and geographic areas; iv) the captions pertaining to detailed information to be disclosed per operating segment; v) the criteria for disclosing general information on products and services, geographical areas and customer groups and vi) the types of disclosures required for reports at immediate dates.

Group's management estimates that adoption of the above statement will have no significant effect on the company's accounting.

Miguel Ortiz Aguilar
Contador Público

OPINION OF THE STATUTORY AUDITOR

Mexico City, February 12, 2004

To the Stockholders of
Grupo Modelo, S.A. de C.V.

In my capacity as statutory auditor and in compliance with Article 166 of the Mexican Corporations Act and the bylaws of Grupo Modelo, S.A. de C.V., I am please to submit my report on the veracity, sufficiency and reasonability of the consolidated financial statements for the year ended December 31, 2003, presented to you by the Board of Directors.

Among the auditing procedures applied, I personally attended the Stockholders', the Board of Directors' and the Audit Committee meetings to which I was summoned. Likewise, I reviewed to the extent that I considered necessary in the circumstances, the report of the Company's independet auditors, issued as a result of their audit of the consolidated financial statements for the year ended December 31, 2003, made in accordance with auditing standars generally accepted in Mexico.

In my opinion, based on my review and that of the independent auditors, the accounting and information reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the Stockholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements accurately, reasonably and sufficiently present, the consolidated financial position of Grupo Modelo, S.A. de C.V. as of December 31, 2003, the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended in conformity with accounting principles generally accepted in Mexico.

C.P.C. Miguel Ortiz Aguilar
Statutory Auditor

Vasco de Quiroga No. 1900, Piso 1B, Centro Ciudad Santa Fé, 01210, México D.F. Tel. 5292-5201, Fax: 5292-5203

ADR's
American Depositary Receipts utilized to negotiate foreign stocks.

INSTALLED CAPACITY
The theorical total annual capacity that a plant can produce with its present infrastructure.

BREWING HOUSE
Building where different equipment converts raw materials used in the brewing process into a liquid known as wort.

HECTOLITER
Measure used in the brewing industry equivalent to 100 liters.

LATIBEX
Spanish stock market for Latin-American companies that quote in euros.

HOPS
Plant used in small quantities to provide the characteristic bitter taste and typical smell of beer.

MALTING PLANT
Plant where under controlled procedures, cleaned barely is transformed into malt through the steeping, germination and kilning processes.

WORT
Liquid obtained from the mashing process.

HAND HELD
Electronic device utilized by the sales force to facilitate the sales orders, inventory control and statistical figures of clients, among others.

UNITANK
A cylindrical tank with a conical bottom where wort is first fermented and afterwards aged.

EQUIVALENCE TABLE

Hectoliter	Liters	U.S. Gallons	U.S.Barrel
1	100	26.42	0.85

ALBERTO TIBURCIO CELORIO
CONTADOR PUBLICO

OPINION OF THE STATUTORY AUDITOR

To the Stockholders of
Grupo Modelo, S.A. de C.V.

In my capacity as statutory auditor and in compliance with Article 166 of the Mexican Corporations Act and the bylaws of Grupo Modelo, S.A. de C.V., I am pleased to submit my report on the consolidated financial statements for the year ended December 31, 2003, presented to you by the Board of Directors.

Among the auditing procedures applied, I personally (or in my absence the alternate statutory auditor) attended the Stockholders', Board of Directors' and the Audit Committee meetings to which I was summoned. I reviewed, to the extent that I considered necessary in the circumstances, the unqualified report of the Company's independent auditors, dated February 9, 2004, issued as a result of their audit of the financial statements made in accordance with auditing standards generally accepted in Mexico. *Such financial statements are the responsibility of the Company's management.*

In my opinion, based on my review and that of the independent auditors, the accounting and reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the stockholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements present fairly in all materials respects, the consolidated financial positions of Grupo Modelo, S.A. de C.V. and subsidiaries at December 31, 2003, the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended in conformity with accounting principles generally accepted in Mexico.

C.P.C. Alberto Tiburcio Celorio
Statutory Auditor

México City, México
February 9, 2004

Markets
Grupo Modelo trades in the Mexican Stock Exchange with the ticker symbol GMODELOC. It also quotes as an ADR under the ticker GPMCY in the OTC markets and in Latibex as XGMD.

Depositary Bank in the U.S.
The Bank of New York
Shareholder Relations
Contact: Alexis Vázquez
P.O. Box 11258
Church Street Station
New York, NY. 10286-1258
Telephone: 1-888-BNY-ADRS (269-2377)
1-610-312-5315
e-mail: shareowner-svcs@bankofny.com

Listing Agent in Spain
Santander Central Hispano Investment
Contact: Enrique Romero Serrano
Carretera de Barcelona, km. 11,700
28022 Madrid (Spain)
e-mail: emisores.madrid@sinvest.es

Be advised that Grupo Modelo 2003 Annual Report may include some expected performance results regarding Grupo Modelo and its Subsidiaries. Such forward-looking statements, hinged on management's considerations, are based on current and known information. However, such expectations may vary due to facts, circumstances and events beyond Grupo Modelo and its Subsidiaries control.

Investor Information

José Parés
Director of Communication and Image.

Campos Elíseos #400 piso 8
Col. Lomas de Chapultepec
C.P. 11000, México, D.F.
Tel. (5255) 5283 3600
Fax (5255) 5280 6718

www.gmodelo.com
ir@gmodelo.com.mx



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